Exhibit 99.1.3

TEAMSHARES INC.

2026 INCENTIVE AWARD PLAN

RESTRICTED STOCK UNIT GRANT NOTICE

Teamshares Inc., a Delaware corporation (the “Company”), has granted to the participant listed below (“Participant”) the Restricted Stock Units (the “RSUs”) described in this Restricted Stock Unit Grant Notice (this “Grant Notice”), subject to the terms and conditions of the Teamshares Inc. 2026 Incentive Award Plan (as amended from time to time, the “Plan”) and the Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference. Capitalized terms not specifically defined in this Grant Notice or the Agreement have the meanings given to them in the Plan.

Participant:	[To be specified]

Grant Date:	[To be specified]

Number of RSUs:	[To be specified]

Vesting Commencement Date:	[To be specified]

Vesting Schedule:	[To be specified]

By accepting (whether in writing, electronically or otherwise) the RSUs, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

TEAMSHARES INC.	PARTICIPANT

By:

Name:	[Participant Name]

Title:

Exhibit A

RESTRICTED STOCK UNIT AGREEMENT

Capitalized terms not specifically defined in this Restricted Stock Unit Agreement (this “Agreement”) have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.

ARTICLE I.

GENERAL

1.1 Award of RSUs and Dividend Equivalents.

(a) The Company has granted the RSUs to Participant effective as of the Grant Date set forth in the Grant Notice (the “Grant Date”). Each RSU represents the right to receive one Share as set forth in this Agreement. Participant will have no right to the distribution of any Shares until the time (if ever) the RSUs have vested.

(b) The Company hereby grants to Participant, with respect to each RSU granted hereunder, a Dividend Equivalent for ordinary cash dividends paid to substantially all holders of outstanding Shares with a record date after the Grant Date and prior to the date the applicable RSU is settled, forfeited or otherwise expires. Each Dividend Equivalent entitles Participant to receive the equivalent value of any such ordinary cash dividends paid on a single Share. The Company will establish a separate Dividend Equivalent bookkeeping account (a “Dividend Equivalent Account”) for each Dividend Equivalent and credit the Dividend Equivalent Account (without interest) on the applicable dividend payment date with the amount of any such cash paid.

1.2 Incorporation of Terms of Plan. The RSUs and Dividend Equivalents are subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.

1.3 Unsecured Promise. The RSUs and Dividend Equivalents will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.

ARTICLE II.

VESTING; FORFEITURE AND SETTLEMENT

2.1 Vesting; Forfeiture. The RSUs will vest according to the vesting schedule in the Grant Notice except that any fraction of an RSU that would otherwise be vested will be accumulated and will vest only when a whole RSU has accumulated. Dividend Equivalents (including any Dividend Equivalent Account balance) will vest upon the vesting of the RSUs with respect to which the Dividend Equivalent (including the Dividend Equivalent Account) relates. In the event of Participant’s Termination of Service for any reason, (a) all unvested RSUs will immediately and automatically be cancelled and forfeited, except as otherwise determined by the Administrator or provided in a binding written agreement between Participant and the Company (after taking into consideration any accelerated vesting which may occur in connection with such Termination of Service pursuant to this Agreement, an applicable Company plan or any other written agreement between Participant and the Company) and (b) Dividend Equivalents (including any Dividend Equivalent Account balance) will be forfeited upon the forfeiture of the RSUs with respect to which the Dividend Equivalent (including the Dividend Equivalent Account) relates.

2.2 Settlement.

(a) The RSUs will, to the extent vested, be paid in Shares, and Dividend Equivalents (including any Dividend Equivalent Account balance) will be paid in cash or, if approved by the Administrator, Shares, as soon as administratively practicable after the vesting of the applicable RSU, but in no event later than March 15 of the year following the year in which the RSU’s vesting date occurs.

(b) Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate Applicable Laws until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)); provided the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A. Any Dividend Equivalents granted in connection with the RSUs issued hereunder, and any amounts that may become distributable in respect thereof, shall be treated separately from such RSUs and the rights arising in connection therewith for purposes of the designation of time and form of payments required by Section 409A.

(c) If a Dividend Equivalent is paid in Shares, the number of Shares paid with respect to the Dividend Equivalent will equal the quotient, rounded down to the nearest whole Share, of the Dividend Equivalent Account balance divided by the Fair Market Value of a Share on the day immediately preceding the payment date.

ARTICLE III.

TAXATION AND TAX WITHHOLDING

3.1 Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of this award of RSUs and Dividend Equivalents (the “Award”) and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.

3.2 Tax Withholding.

(a) Subject to Section 3.2(b), payment of the withholding tax obligations with respect to the Award may be by any of the following, or a combination thereof, as determined by the Company (or, if Participant is subject to Section 16 of the Exchange Act, the Administrator):

(i) Cash or check;

(ii) In whole or in part by delivery of Shares, including Shares delivered by attestation and Shares retained from the Award creating the tax obligation, valued at their Fair Market Value on the date of delivery;

(iii) Subject to Section 9.10 of the Plan, delivery (including electronically or telephonically to the extent permitted by the Company) by Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company that Participant has placed a market sell order with such broker with respect to Shares then-issuable upon settlement of the Award, and that the broker has been directed to deliver promptly to the Company funds sufficient to satisfy the applicable tax withholding obligations; provided, that payment of such proceeds is then made to the Company at such time as may be required by the Administrator; or

(iv) In whole or in part by the Company withholding of Shares otherwise vesting or issuable under this Award in satisfaction of any applicable withholding tax obligations.

(b) Unless the Company (or, if Participant is subject to Section 16 of the Exchange Act, the Administrator) otherwise determines, and subject to Section 9.10 of the Plan, payment of the withholding tax obligations with respect to the Award shall be (i) if Participant is not subject to Section 16 of the Exchange Act, by delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the applicable tax withholding obligations or (ii) if Participant is subject to Section 16 of the Exchange Act, then by delivery (including electronically or telephonically to the extent permitted by the Company) by Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company that Participant has placed a market sell order with such broker with respect to Shares then-issuable upon settlement of the Award, and that the broker has been directed to deliver promptly to the Company funds sufficient to satisfy the applicable tax withholding obligations; provided, that payment of such proceeds is then made to the Company at such time as may be required by the Administrator.

(c) Subject to Section 9.5 of the Plan, the applicable tax withholding obligation will be determined based on Participant’s Applicable Withholding Rate. Participant’s “Applicable Withholding Rate” shall mean (i) if Participant is subject to Section 16 of the Exchange Act, the greater of (A) the minimum applicable statutory tax withholding rate or (B) with Participant’s consent, the maximum individual tax withholding rate permitted under the rules of the applicable taxing authority for tax withholding attributable to the underlying transaction, or (ii) if Participant is not subject to Section 16 of the Exchange Act, the minimum applicable statutory tax withholding rate or such other higher rate approved by the Company; provided, however, that (i) in no event shall Participant’s Applicable Withholding Rate exceed the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the applicable award under generally accepted accounting principles in the United States of America); and (ii) the number of Shares tendered or withheld, if applicable, shall be rounded up to the nearest whole Share sufficient to cover the applicable tax withholding obligation, to the extent rounding up to the nearest whole Share does not result in the liability classification of the RSUs under generally accepted accounting principles.

(d) Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the RSUs and Dividend Equivalents, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the RSUs or Dividend Equivalents. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with the awarding, vesting or payment of the RSUs or the Dividend Equivalents or the subsequent sale of Shares. The Company and its Subsidiaries do not commit and are under no obligation to structure the RSUs or Dividend Equivalents to reduce or eliminate Participant’s tax liability.

ARTICLE IV.

OTHER PROVISIONS

4.1 Adjustments. Participant acknowledges that the RSUs and the Shares subject to the RSUs and the Dividend Equivalents are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.

4.2 Clawback. The Award, including the Shares issuable hereunder and any proceeds, gains, or other economic benefit actually or constructively received by Participant upon the receipt or settlement of the Award or upon the receipt or sale of any Shares underlying the Award, shall be subject to any clawback or recoupment policy in effect on the Grant Date or as may be adopted or maintained by the Company following the Grant Date, including the Company’s Policy for Recovery of Erroneously Awarded Compensation and any other clawback policy adopted to comply with Applicable Laws, as and to the extent set forth in such policy or as otherwise provided under Section 10.13 of the Plan.

4.3 Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Legal Department at the Company’s principal office or the Legal Department’s then-current email address. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the Designated Beneficiary) at Participant’s last known mailing address or email address in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service or when delivered by a nationally recognized express shipping company.

4.4 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.5 Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.

4.6 Successors and Assigns. The Company may assign any of its rights under this Agreement to a single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

4.7 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the RSUs and Dividend Equivalents will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

4.8 Entire Agreement; Amendment. The Plan, the Grant Notice and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof. To the extent permitted by the Plan, this Agreement may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator or the Board; provided, however, that except as may otherwise be provided by the Plan, no amendment, modification, suspension or termination of this Agreement shall materially and adversely affect the RSUs or Dividend Equivalents without the prior written consent of Participant.

4.9 Agreement Severable. In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.

4.10 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs and Dividend Equivalents, and rights no greater than the right to receive cash or the Shares as a general unsecured creditor with respect to the RSUs and Dividend Equivalents, as and when settled pursuant to the terms of this Agreement.

4.11 Not a Contract of Employment. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Subsidiary or interferes with or restricts in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary and Participant.

4.12 Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Laws, each of which will be deemed an original and all of which together will constitute one instrument.

4.13 Governing Law; Venue. This Agreement and the Grant Notice will be governed by and construed in accordance with the laws of the State of Delaware, consistent with Section 10.12 of the Plan, without regard to the conflict of laws principles thereof that would apply the substantive law of any other jurisdiction; provided, however, that the restrictive covenants set forth in Article V will be subject to, and interpreted in accordance with the law of the state or jurisdiction in which Participant primarily provides services to the Company (Participant’s “Home State”), to the extent such Home State law cannot be superseded by contractual choice of law. Any action arising out of or relating to this Agreement or the Grant Notice shall be brought exclusively in the state or federal courts located in the State of Delaware, and each of the Company and Participant irrevocably submits to the exclusive jurisdiction of such courts and waives any objection to venue therein; provided, further, that this exclusive venue provision will not apply to any action arising under Article V to the extent the laws of the Home State require a different venue for such action.

ARTICLE V.

RESTRICTIVE COVENANTS AND ADDITIONAL ACKNOWLEDGMENTS

5.1 Confidentiality. In accepting this Award pursuant to this Grant Notice, Participant acknowledges that, in the course of Participant’s service to the Company and its Subsidiaries, Participant has had and will have access to confidential and proprietary information of the Company and its Subsidiaries, including trade secrets, business and financial information, customer and pricing information, and other non-public information regarding the Company’s business, operations, and prospects (collectively, “Confidential Information”). Participant agrees, both during and after Participant’s period of service, to hold all Confidential Information in strict confidence and not to use or disclose any Confidential Information except as required in the performance of Participant’s duties for the Company or as required by Applicable Laws, and to comply with the terms of any separate confidentiality, proprietary information, or similar agreement between Participant and the Company or a Subsidiary, which agreement shall control to the extent more restrictive than this Section 5.1. Notwithstanding the foregoing, pursuant to the Defend Trade Secrets Act of 2016, (a) Participant will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (i) in confidence to a federal, state, or local government official, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, provided that the filing is made under seal; and (b) if Participant files a lawsuit for retaliation by an employer for reporting a suspected violation of law, Participant may disclose a trade secret to Participant’s attorney and use the trade secret information in the court proceeding, if Participant (i) files any document containing the trade secret under seal, and (ii) does not disclose the trade secret, except pursuant to a court order.

5.2 Non-Solicitation. In accepting this Award pursuant to this Grant Notice, Participant acknowledges that, during Participant’s period of service with the Company and for a period of one year following the termination of such service for any reason, Participant will not, directly or indirectly, (a) solicit, induce, or attempt to induce any employee, contractor, or consultant of the Company or any Subsidiary to terminate or reduce his, her, or its relationship with the Company or such Subsidiary, or (b) solicit, induce, or attempt to solicit or induce, any customer, client, licensor, supplier, or other business relation of the Company or any Subsidiary to cease or reduce its business with the Company or such Subsidiary; provided, if the laws of a state other than Delaware apply to this Section 5.2 (pursuant to Section 4.13 or as ordered by a court of competent jurisdiction) this Section 5.2 will apply only to the extent, and only in those jurisdictions, permitted by Applicable Laws, and will not apply to Participant to the extent the laws of such state prohibit or restrict the enforcement of post-service non-solicitation covenants against Participant.

5.3 Non-Competition. In accepting this Award pursuant to this Grant Notice, Participant acknowledges that, during Participant’s period of service with the Company and for a period of one year following the termination of such service for any reason, Participant will not, directly or indirectly: (a) own, manage, operate, engage in, control, or participate in the ownership, management, operation, or control of, any business that competes with the business of the Company or its Subsidiaries within the United States; or (b) be employed by or otherwise render services for any business that competes with the business of the Company or its Subsidiaries within the United States, (i) in a role that includes executive, managerial, marketing, product development, or sales responsibilities for or related to the business, (ii) in a role that is similar to any role in which Participant worked for the Company or any of its Subsidiaries, or (iii) in a role in which Participant could reasonably be expected to use or disclose Confidential Information; provided, if the laws of a state other than Delaware apply to this Section 5.3 (pursuant to Section 4.13 or as ordered by a court of competent jurisdiction) this Section 5.3 will apply only to the extent, and only in those jurisdictions, permitted by Applicable Laws, and will not apply to Participant to the extent the laws of such state prohibit or restrict the enforcement of post-service non-competition covenants against Participant. Nothing in this Section 5.3 will restrict Participant’s passive ownership of not more than 1% of the outstanding equity securities of any publicly traded company.

5.4 Non-Disparagement. In accepting this Award pursuant to this Grant Notice, Participant agrees that, during Participant’s period of service with the Company and at all times thereafter, Participant will not make any statement, orally or in writing, or take any action, that disparages, defames, or places in a false or negative light the Company, its Subsidiaries, or any of their respective officers, directors, employees, products, or services; provided, that nothing in this Section 5.4 will (a) prohibit Participant from making truthful statements when required by law, subpoena, or court order, (b) restrict or impede any rights Participant may have under Section 7 of the National Labor Relations Act or applicable whistleblower protection laws, (c) prohibit Participant from communicating with, filing a charge or complaint with, providing information to, or participating in an investigation or proceeding conducted by, the Securities and Exchange Commission, the National Labor Relations Board, the Equal Employment Opportunity Commission, or any other federal, state, or local governmental agency or commission, in each case without notice to or approval from the Company, or (d) discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination, or any other conduct that Participant has reason to believe is unlawful.

5.5 Acknowledgment of Corporate Governance Policies. In accepting this Award pursuant to this Grant Notice, Participant acknowledges that Participant has received and reviewed, and agrees to comply with, the Company’s corporate governance policies as in effect from time to time, including the Company’s Code of Ethics and Conduct, Insider Trading Compliance Policy, Policy for Recovery of Erroneously Awarded Compensation (clawback policy), Anti-Corruption Compliance Policy, Regulation Fair Disclosure Policy and Whistleblower Policy, together with any other policy adopted by the Company that is applicable to Participant’s role, in each case as such policies may be amended, restated, or supplemented from time to time.

5.6 Reasonableness; Severability. Participant acknowledges that the restrictions contained in this Article V are reasonable and necessary to protect the legitimate business interests of the Company and its Subsidiaries. If any provision of this Article V is found by a court or other tribunal of competent jurisdiction to be unenforceable because of its duration, geographic scope, or similar factor, or for any other reason, the parties intend for such court or tribunal to modify and enforce such provision to the maximum extent permitted by Applicable Laws, and the remaining provisions of this Article V will continue in full force and effect.

5.7 Effect of Breach; Forfeiture and Clawback. Notwithstanding anything to the contrary in this Agreement or the Plan, if Participant breaches any provision of this Article V, then, in addition to any other remedy available to the Company at law or in equity, (a) all then-outstanding and unvested RSUs and associated Dividend Equivalents will be immediately and automatically forfeited without consideration, effective as of the date of such breach, and (b) the Company may require Participant to forfeit and repay to the Company, in cash or in Shares (valued at their Fair Market Value on the date of repayment), any Shares delivered, and any other proceeds, gains, or economic benefit realized by Participant, in each case in respect of RSUs that vested or were settled within the twelve (12)-month period preceding the date of such breach or at any time thereafter. Participant further acknowledges that a breach or threatened breach of this Article V would cause the Company irreparable harm for which monetary damages would not be an adequate remedy, and agrees that the Company will be entitled to seek injunctive or other equitable relief (without the necessity of posting a bond) in addition to all other remedies available to it. The remedies in this Section 5.7 are in addition to, and not in lieu of, any rights or remedies available to the Company under the Plan, including Section 10.13 of the Plan, any separate clawback or recoupment policy, and Section 4.2 of this Agreement.

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